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Exhibit 4

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD" or "the company")

North West Closure Review—Update

        Management of Durban Roodepoort Deep, Limited today unveiled its plan to avoid the closure of the company's North West Operations.

        The proposal comes just a month into a 60-day review of the operations announced on 21 July 2003 and prompted by the continued weaknesses of the gold price in Rand terms.

        Management's proposal indicates

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  a reduction in gold output of approximately 20%;

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  the mothballing of some infrastructure; and

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  a possible reduction in manpower of approximately 4500.

        Management has invited inputs from organized labour and other stakeholders and will continue to assess and develop its proposal in response to such inputs. It will also seek to reach agreement in principle on certain working practices, which it considers essential for the development of its rescue plan, including the following:

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  full calendar operations (FULCO);

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  winter months practices to reduce power consumption; and

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  the "early starter' concept to stagger shift times.

        Management is confident that the present mine life of 15 years can be preserved and the re-commissioning of certain medium grade areas carried out should economic conditions improve, the continued strength of the Rand and its impact on operating margins notwithstanding. Current capital investment of R47million has been budgeted, with the aim of fast tracking development into identified higher grade areas of the mine.

        The presentation of management's proposal was preceded by nine communication and rescue strategy meetings held by committees established at mine level between the representatives of organized labour and management, as well as two facilitation meetings under the auspices of the Council for Conciliation, Mediation and Arbitration in terms of the provisions of the Labour Relations Act.

        Other stakeholders, including the Department of Labour, the Department of Minerals and Energy, and the national executive of labour unions and associations have also been informed and asked to comment.

        DRD retained consultants SRK (technical) and PricewaterhouseCoopers (financial) immediately after announcing the review to independently monitor the process and verify the data on which its proposals are based.

        Shareholders will be kept informed of the process, specifically as and when material changes occur.

Queries:	Ilja Graulich, Durban Roodepoort Deep, Limited +27 11 381 7826 (office) +27 83 604 0820 (mobile)

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  Exhibit 4